UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

[X]	Merger

[ ]	Liquidation

[ ]	Abandonment of Registration (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[ ]	Election of status as a Business Development Company (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

On October 20, 2006, Citicorp Life Insurance Company (“CLIC”) and First Citicorp Life Insurance Company (“FCLIC”) merged with and into its affiliate Metropolitan Life Insurance Company (“MLIC”), whereby MLIC assumed legal ownership and responsibility for all of CLIC and FCLIC’s assets and liabilities, including those relating to the registered separate accounts funding various variable annuity contracts issued by CLIC and FCLIC. After considering the nature and purpose of each separate account, MLIC determined that the efficiency of the operations of the separate accounts could be improved, and the overall administration of the separate accounts enhanced, by combining the former CLIC and FCLIC separate accounts. Accordingly, effective November 9, 2009, MetLife combined Metropolitan Life Variable Annuity Separate Account I (the “Separate Account”) with and into Metropolitan Life Variable Annuity Separate Account II.

2.	Name of fund: Metropolitan Life Variable Annuity Separate Account I

3.	Securities and Exchange Commission File No.: 811-08732

4.	Is this an initial Form N-8F or an amendment to a previously filed N-8F?

[X]  Initial Application                [    ]  Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

Metropolitan Life Insurance Company

200 Park Avenue

New York, New York 10166

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

John E. Connolly, Jr.

Assistant General Counsel

Metropolitan Life Insurance Company

501 Boylston Street

Boston, Massachusetts 02116

(617) 578-3031

7.	Name, address and telephone of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Metropolitan Life Insurance Company

501 Boylston Street

Boston, MA 02116

Telephone No. 617-578-3031

Contact: John E. Connolly, Jr., Assistant General Counsel

NOTE:	Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

[ ]	Management Company;

[X]	Unit investment trust; or

[ ]	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

[    ]  Open-end                 [    ]  Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

New York

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Not Applicable. The Separate Account is a registered separate account, as defined in Section 2(a)(37) under the Investment Company Act of 1940 and is organized as a unit investment trust. Accordingly, it does not have its own investment advisers or investment sub-advisers.

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

MetLife Investors Distribution Company

5 Park Plaza, Suite 1900

Irvine, California 92614

(Missouri Corporation)

Travelers Distribution LLC

One Cityplace

Hartford, Connecticut 06103

(Delaware Corporation)

13.	If the fund is a unit investment trust (“UIT”) provide:

(a)	Depositor’s name(s) and address(es):

Metropolitan Life Insurance Company

200 Park Avenue

New York, New York 10166

(b)	Trustee’s name(s) and address(es):

None

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[    ]  Yes        [X]  No

If Yes, for each UIT state:

Name(s):

File No.: 811-

Business Address:

15.	(a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[    ]  Yes        [X]  No

If Yes, state the date on which the board vote took place:

If No, explain:

The Separate Account is a registered separate account, as defined in Section 2(a)(37) under the Investment Company Act of 1940 and is organized as a unit investment trust. Accordingly, the Separate Account does not have a board of directors.

(b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration:

[    ]  Yes        [X]  No

If Yes, state the date on which the shareholder vote took place:

If No, explain:

The Separate Account is a registered separate account, as defined in Section 2(a)(37) under the Investment Company Act of 1940 and is organized as a unit investment trust. Accordingly, no shareholder approval is necessary.

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[    ]  Yes        [X]  No

(a)	If Yes, list the date(s) on which the fund made those distributions:

(b)	Were the distributions made on the basis of net assets?

[    ]  Yes        [    ]  No

(c)	Were the distributions made pro rata based on share ownership?

[    ]  Yes        [    ]  No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only:

Were any distributions to shareholders made in kind?

[    ]  Yes        [    ]  No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:

Has the fund issued senior securities?

[    ]  Yes        [    ]  No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

[    ]  Yes        [X]  No

All of the Separate Account’s assets were merged with and into the Surviving Separate Account, Metropolitan Life Variable Annuity Separate Account II.

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

None.

(b)	Describe the relationship of each remaining shareholder to the fund:

Not applicable.

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests:

[    ]  Yes        [X]  No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

(See question 18 above)

[    ]  Yes        [X]  No

If Yes,

(a)	Describe the type and amount of each assets retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

[    ]  Yes        [    ]  No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[    ]  Yes        [X]  No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a) List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses: $17,640.48

(ii)	Accounting expenses: $1,250

(iii)	Other expenses (list and identify separately):

(1)	Auditing Expenses: $4,285.72

(2)	SEC filings, printing and mailing: $14,297.44

(iv)	Total expenses (sum of lines (i)-(iii) above): $37,473.64

All expenses relating to the merger were borne by the Separate Account’s depositor, MLIC. The Separate Account did not bear any expenses.

(b)	How were those expenses allocated? Not applicable

(c)	Who paid those expenses? MLIC

(d)	How did the fund pay for unamortized expenses (if any)? Not applicable

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[    ]  Yes        [X]  No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

[    ]  Yes        [X]  No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[    ]  Yes        [X]  No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a) State the name of the fund surviving the Merger:

Metropolitan Life Variable Annuity Separate Account II

(b)	State the Investment Company Act file number of the fund surviving the Merger:

811-08628

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

Due to the nature of the transaction, there is no merger agreement.

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Metropolitan Life Variable Annuity Account I, (ii) she is the General Counsel of Metropolitan Life Insurance Company, the depositor, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information and belief.

/s/ MARIE C. SWIFT
Marie C. Swift
Associate General Counsel